Exhibit 12



     PHILLIPS PETROLEUM COMPANY AND CONSOLIDATED SUBSIDIARIES
                         TOTAL ENTERPRISE

         Computation of Ratio of Earnings to Fixed Charges


                                                      Millions of Dollars
                                                  ---------------------------
                                                  Three Months Ended March 31
                                                  1994                   1993
                                                  ---------------------------
                                                          (Unaudited)
Earnings Available for Fixed Charges:

  Income before income taxes and subsidiary
    stock transaction                             $208                    183

  Equity in undistributed earnings of
    less-than-fifty-percent-owned companies         (5)                    (2)

  Fixed charges, excluding capitalized
    interest and the portion of the
    preferred dividend requirements of a
    subsidiary not previously deducted
    from income*                                    96                     87
                                                  ---------------------------

                                                  $299                    268
                                                  ===========================

Fixed Charges:

  Interest and expense on indebtedness,
    excluding capitalized interest                $ 79                     67

  Capitalized interest                               2                      2

  Preferred dividend requirements of
    a subsidiary                                    15                     24

  One-third of rental expense, net of
    subleasing income, for operating leases          6                      9
                                                  ---------------------------

                                                  $102                    102
                                                  ===========================

Ratio of Earnings to Fixed Charges                 2.9                    2.6


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*Includes amortization of capitalized interest totaling approximately
 $3 million in 1994 and 1993.

Earnings available for fixed charges include, if any, the company's equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.